[Graphic omitted] Ahold

                                                      Press Release

                                                      Royal Ahold
                                                      Corporate Communications


                                               Date:  November 5, 2004
                                For more information: +31 75 659 57 20



Ahold closes transaction of Canica's stake in ICA AB; extraordinary dividend of ICA AB paid

Zaandam, The Netherlands, November 5, 2004 -- Ahold today announced that it has closed the transaction relating to the purchase of the 20% interest of Canica AS in the Scandinavian joint venture ICA AB. Simultaneously, the sale of half of this stake to ICA Forbundet Invest AB, the other joint venture partner, has been completed. On October 25, 2004, Ahold had already announced that it had reached agreement on the purchase of Canica's stake.

Furthermore, Ahold today announced that, in line with the announcement of October 25, 2004, ICA AB has paid an extraordinary dividend of SEK 5.5 billion (approximately EUR 606 million). This dividend was paid to Ahold and ICA Forbundet in proportion to their final stake in ICA AB, respectively 60% and 40%.


Ahold Corporate Communications: +31.75.659.5720




                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302
http://www.ahold.com